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SECU [barcode] ON
17005541

SEC
Mail Processing
Section

FEB 23 2017

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2016___ ENDING___December 31, 2016___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Main Street Suite 901
(No. and Street)

White Plains   New York   10601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver   914-949-3282
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).

Sec 1410 (06-02)   *Potential Persons who are to respond to the collection of information*
contained in this form are not required to respond unless the
form displays a currently valid OMB control number




OATH OR AFFIRMATION

I,____Neil Silver_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd_____

_____, as of _____

December 31, 2016____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

| RICHARD M. PANERO |
| Notary Public, State of New York |
| Registration #02PA4995205 |
| Qualified In Westchester County |
| Commission Expires April 20, 2018 |

_____
Signature

_____
Title

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

PAGE



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD

We have audited the accompanying financial statements of Reigns Capital, LTD (a New York Corporation), which comprise the statement of financial condition as of December 31, 2016 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Reigns Capital, LTD's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Reigns Capital, LTD as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Reigns Capital, LTD's financial statements. The supplemental information is the responsibility of Reigns Capital, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Woodbury, New York
February 20, 2017

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	120,080
Accounts receivable		357,074
Prepaid expenses		8,218
Other assets		1,645
TOTAL ASSETS	$	487,017

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	2,185
Pension plan payable		19,141
Deferred income taxes payable		144,300
TOTAL LIABILITIES		165,626

Stockholders' equity

Common stock, no par value; 200 shares authorized;	
26 shares issued and outstanding	5,000
Paid-in-capital	115,000
Retained earnings	201,391
TOTAL STOCKHOLDERS' EQUITY	321,391
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 487,017

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES

Consulting income	$	586,322
Interest and other income		9,384
TOTAL REVENUES		595,706

EXPENSES

Employee compensation and benefits	329,348
Professional fees	28,499
Communuications	3,494
Occupancy	22,895
Pension plan expenses	19,141
Other operating expenses	14,548
TOTAL EXPENSES	417,925

NET INCOME BEFORE INCOME TAX PROVISION		177,781
Provision for income taxes		86,921
NET INCOME	$	90,860

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings- (Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 110,531	$ 230,531
Net income	-	-	90,860	90,860
Balance -end	$ 5,000	$ 115,000	$ 201,391	$ 321,391

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income	$ 90,860
Adjustments to reconcile net income to net cash	
used in operating activities:	
Depreciation	-
Changes in operating assets and liabilities:	
Accounts receivable	(186,347)
Prepaid expenses	(1,795)
Accrued expenses	(331)
Pension payable	19,141
Deferred income taxes payable	88,800
Total adjustments	(80,532)
Net cash provided by operating activities	10,328
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,328
CASH - BEGINNING OF YEAR	109,752
CASH - END OF YEAR	$ 120,080
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 321

REIGNS CAPITAL, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

---

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2016.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 87.85% of its revenue is derived from one client.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (I) of the Rule.

4 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. The current and deferred portions of the income tax expense consist of the following:

Deferred income taxes	$88,800
Current income taxes	(1,903)
	$86,897

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

---

5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2016, the Company had net capital of $98,754 which was $93,754 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 22% as of December 31, 2016.

6 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2016 affecting comparability.

Pension plan expense for the year ended December 31, 2016 was $19,100 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2016, the latest valuation date available was approximately $2,298,000.

7 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective October 20, 2016, the Corporation signed a new lease to commence on January 1, 2016 and to end of December 31, 2018. Included in operations for 2016 is rent expense of approximately $23,000.

Future minimum rental payments under non-cancelable operating lease are approximately as follows;

2017	$19,700
2018	19,700
	$39,400

REIGNS CAPITAL, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

8 -   **SUBSEQUENT EVENTS**

Management has evaluated all activity through February 20, 2017, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

*SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934*

AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net Capital

Stockholders' equity	$	321,391
Add: allowable credits-deferred income tax payable		144,300
Total capital		465,691
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		357,074
Other assets		9,863
Total nonallowable assets		366,937
Net capital before haircuts on security positions		98,754
Haircut on exempt securities		-
NET CAPITAL	$	98,754
AGGREGATE INDEBTNESS	$	21,326
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	93,754
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		22%

There are no material differences between this computation of net
capital pursuant to Rule 15c3-1 and the corresponding
computation prepared and included in the Company's unaudited
Focus report filing as of December 31, 2016.

See notes to the financial statements



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD
White Plains, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Reigns Capital, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reigns Capital, LTD claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(i)]) (the "exemption provisions") and (2) Reigns Capital, LTD stated that Reigns Capital, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Reigns Capital, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reigns Capital, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Woodbury, NY
February 20, 2017

Annual Audit Exemption Report

Reigns Capital, Ltd claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended December, 31 2016.

Mr. Neil Silver, on behalf of Reigns Capital, Ltd. Reigns Capital, Ltd makes the following statements to the best of his knowledge & belief:

1. Reigns Capital, Ltd. Operates pursuant to SEC Rule 15c3-3 (k) (2) (1)
2. Reigns Capital, Ltd. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception.

REIGNS CAPITAL, LTD.

BY: NEIL SILVER, PRESIDENT

REIGNS CAPITAL, LTD.

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2016

SIPC NET OPERATING REVENUE	$ -
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$ -
Less payment made with SIPC-6	-
PAYMENT MADE WITH SIPC-7	$ -

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

H-14-**-**1492 *** ~ MIXED AADC 220
66495 FINRA DEC
REIGNS CAPITAL, LTD
199 MAIN ST, STE 901
White Plains, N.Y 10601-3207

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3282

2. A. General Assessment (item 2e from page 2) .... $ 0

   B. Less payment made with SIPC-6 filed (exclude interest) .... ( )

   _____ Date Paid

   C. Less prior overpayment applied .... ( )

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ... $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $_____

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

EVP
(Title)

Dated the_____ day of_____, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/16,
and ending 12/31/16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 595,707

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): PRIVATE PLACEMENTS - NOT REGISTERED SEC
(REAL Estate Section 42 Low Income Housing Transactions)   595,707

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2